Exhibit 99.1

Prestige Wealth Inc. Announces Closing of Acquisitions of InnoSphere Tech and Tokyo Bay

Hong Kong, December 18, 2024 /GlobeNewswire/ -- Prestige Wealth Inc. (NASDAQ: PWM) (“PWM”, or the “Company”), a wealth management and asset management services provider based in Hong Kong, today announced that, on December 16, 2024, it completed its acquisition of all shares of InnoSphere Tech Inc (“InnoSphere Tech”), a company incorporated under the laws of the British Virgin Islands.

PWM also announced that, on December 16, 2024, it completed its acquisition of all shares of Tokyo Bay Management Inc (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk.

About InnoSphere Tech

InnoSphere Tech is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. Through the accumulation and processing of large amounts of data, its system can train a specialized large model tailored for the wealth management industry, providing robust foundational support to clients in the financial sector that surpasses traditional general-purpose large models.

About Tokyo Bay

Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com